1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 13, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2015 FIRST EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Thursday, 26 February 2015 is set out at page 7 to page 8 of this circular.

Reply slip and form of proxy for use at the EGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the EGM should complete and return the reply slip in accordance with the instructions printed thereon on or before Thursday, 5 February 2015. Shareholders who intend to appoint a proxy to attend the EGM are requested to complete and return the proxy form in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the EGM or any adjournment thereof if you so wish.

13 January 2015

* For identification purpose only

CONTENTS

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in RMB and which are listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"Articles of Association"	he articles of association of the Company;

"Board"	the board of Directors of the Company;

"Company"	Aluminum Corporation of China Limited* , a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Director(s)"	the director(s) of the Company;

"EGM"	the 2015 first extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Thursday, 26 February 2015;

"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholder(s)"	holder(s) of H Shares;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Latest Practicable Date"	8 January 2015, being the latest practicable date in ascertaining certain information contained in this circular prior to its printing;

"SASAC"	The State-owned Assets Supervision and Administration Commission of the State Council;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Share(s)"	A Shares and H Shares;

"Shareholder(s)"	A Shareholders and H Shareholders;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC; and

"%"	per cent.

- ii -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Luo Jianchuan	No. 62 North Xizhimen Street
Mr. Liu Xiangmin	Haidian District
Mr. Jiang Yinggang	Beijing
The People's Republic of China
Non-executive Director:	Postal code: 100082
Mr. Wang Jun
Principal place of business:
Independent non executive Directors:	No. 62 North Xizhimen Street
Mr. Wu Jianchang	Haidian District
Mr. Ma Si-hang, Frederick	Beijing
Mr. Wu Zhenfang	The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
6th Floor, Nexxus Building
41 Connaught Road
Central
Hong Kong

13 January 2015

To the Shareholders

Dear Sirs or Madams,

I.	INTRODUCTION

The purpose of this circular is to provide you with the notice of the EGM and to provide you with all the information reasonably necessary to enable you to make informed decisions on whether to vote for or against the proposed resolutions for consideration at the EGM:

- 1 -

LETTER FROM THE BOARD

1.	To consider and approve the resolution in relation to the election of Directors of the fifth session of the Board of the Company:

1.1	to consider and approve the resolution in relation to the election of Mr. Ge Honglin as an executive Director of the fifth session of the Board of the Company;

1.2	to consider and approve the resolution in relation to the election of Mr. Liu Caiming as a non-executive Director of the fifth session of the Board of the Company;

1.3	to consider and approve the resolution in relation to the election of Ms. Chen Lijie as an independent non-executive Director of the fifth session of the Board of the Company; and

2.	To consider and approve the resolution in relation to the proposed transfer of all shares held by the Company in Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd.

II.	PROPOSED ELECTION OF DIRECTORS

Reference is made to the announcement of the Company dated 5 January 2015 in relation to the proposed election of Directors. Mr. Sun Zhaoxue resigned as a non-executive Director and Mr. Xiong Weiping resigned as an executive Director and chairman with effective from 16 September 2014 and 18 December 2014, respectively. Mr. Wu Jianchang, due to his age, resigned as an independent non-executive Director. His resignation will come into effect until the election of a new independent non-executive Director at the EGM.

According to the Articles of Association of the Company, the Board consists of nine Directors. In order to fill the vacancy caused by the resignation of Directors mentioned above, and as recommended by Aluminum Corporation of China, the Shareholder of the Company on 5 January 2015, the Board resolved to convene the EGM to elect Mr. Ge Honglin ("Mr. Ge") as an executive Director, Mr. Liu Caiming ("Mr. Liu") as a non-executive Director and Ms. Chen Lijie ("Ms. Chen") as an independent non-executive Director ("Proposed Election"). The appointment of Mr. Ge, Mr. Liu and Ms. Chen ("Proposed Directors") shall be subject to the approval at the EGM. Biographical details of those Directors are set out as follows:

- 2 -

LETTER FROM THE BOARD

Mr. Ge Honglin, aged 58, is currently the chairman of Aluminum Corporation of China. Mr. Ge graduated from University of Science & Technology Beijing majoring in metal materials and heat treatment (being engaged in doctoral dissertation research in University of Windsor of Canada from 1987 to 1989) and obtained a doctoral degree in engineering. He is a professor-level senior engineer and has more than 20 years of experience in metallurgic industry. Mr. Ge has conducted thorough research on fields such as metal materials, corporate governance and city affairs. He has acquired extensive theoretical knowledge and governmental and corporate working experience. He worked at Shanghai Steel Research Office and served as vice director of research office, division chief of science research, assistant director and vice director. He acted as vice factory manager (temporary post) of Shanghai 5th Steel Factory , director and vice president of Shanghai Metallurgical Holding (Group) Company, chairman of the board of Shanghai No. 5 Steel Group Company , director, vice general manager of Shanghai Baosteel Group Corporation, director and officer of the technology centre of Shanghai Baogang Research Institute and director of Group Planning Division, president of Shanghai No. 5 Steel Group Company and vice Mayor, acting Mayor and Mayor of Chengdu Municipal People's Government.

Mr. Liu Caiming, aged 52, is currently a deputy general manager of Aluminum Corporation of China. He graduated from Fudan University majoring in political economics and obtained a doctoral degree in Economics. He is a senior accountant and engaged in the financial and accounting industry for more than 30 years. Mr. Liu has extensive experience in corporate management and financial management. He had subsequently served as deputy head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation , deputy general manager of China Non-ferrous Metals Construction Group Limited , deputy general manager of China Non-ferrous Construction Group Limited , director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd. , and deputy general manager of China Nonferrous Metal Mining and Construction (Group) Co., Ltd. . Mr. Liu has also acted as titular deputy head of Department of Finance of Yunnan Province, director of SASAC of Yunnan Provincial People's Government and assistant to the governor of Yunnan Province and director of SASAC. From January 2007 to February 2011, Mr. Liu acted as deputy general manager of Aluminum Corporation of China, during which, he acted as chairman of Yunnan Copper Industry (Group) Co., Ltd. , and president of China Copper Co., Ltd.. He acted as senior vice president and chief financial officer of the Company since 23 February 2011 and executive Director of the Company since 31 May 2011. Mr. Liu resigned as executive Director, chief financial officer and senior vice president of the Company and was re-designated as non-executive Director on 8 March 2013 and resigned as non-executive Director of the Company on 18 March 2014.

- 3 -

LETTER FROM THE BOARD

Ms. Chen Lijie, aged 60. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in laws. She successively acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of SASAC and chief legal consultant of China Mobile Communications Corporation.

To the knowledge of the Board, save as disclosed above, the above Proposed Directors do not hold any directorship in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years. They do not have any relationship with any Director or senior management of the Company, nor do they hold any position in the Company or any of its subsidiaries. As at the Latest Practicable Date, the Proposed Directors do not have any interest in the shares of the Company or its associated corporations within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Save as disclosed above, there is no information in relation to the above Proposed Election that needs to be disclosed pursuant to any of the requirements set out in Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules, nor are there any matters that need to be brought to the attention of the Shareholders.

Those Proposed Directors shall hold office from the conclusion of the EGM and till the election of the sixth session of the Board of the Company. Upon approval on the election of the Proposed Directors as Directors to the fifth session of the Board at the EGM, the Company will enter into a service contract with each of the Proposed Directors and determine the respective remuneration according to the relevant remuneration policy of the Company.

Ms. Chen confirmed that she has satisfied the independence criteria as stipulated in Rule 3.13 of the Hong Kong Listing Rules. The Board of the Company has assessed her independence and considered that she meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is an independent individual in accordance with the terms of the guidelines. In addition, the Board is of the view that, with her rich experience and knowledge, Ms. Chen will devote herself in improving the corporate governance of the Company.

III.	THE PROPOSED TRANSFER OF ALL SHARES OF JIAOZUO WANFANG ALUMINUM MANUFACTURING CO., LTD. HELD BY THE COMPANY

Reference is made to the announcement of the Company dated 5 January 2015 in relation to the proposed transfer of all shares of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. held by the Company.

- 4 -

LETTER FROM THE BOARD

On 5 January 2015, the Board resolved to transfer approximately 17.25% shares of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd.* ("Jiaozuo Wanfang") held by the Company to an independent third party (as defined in the Hong Kong Listing Rules) (the "Share Transfer"). The specific plan (including way of transfer and the determination principle of transfer price, etc.) of the Share Transfer will be formulated subject to the requirements under the relevant laws and regulations in the PRC. If the agreed transfer method is adopted, the Share Transfer will not be lower than 90% of the arithmetic mean of the daily weighted average price of the 30 trading days prior to date of the information transfer announcement (the date of the first information transfer announcement is on 6 January 2015); if block trading method is adopted, the price of such Share Transfer will not be lower than the weighted average price of such shares at the day of transaction.

Jiaozuo Wanfang is a joint stock limited company established in the PRC, primarily engaged in aluminum smelting and processing, whose shares are listed in Shenzhen Stock Exchange. Based on the PRC GAAP, the operating revenue of Jiaozuo Wanfang was RMB5,969 million, RMB6,124 million and RMB5,616 million respectively and its net profits were RMB381 million, RMB-15 million and RMB263 million respectively for each year from 2011 to 2013. As at 31 December 2013, the audited total assets, total liabilities and the owners' equity of Jiaozuo Wanfang amounted to RMB7,194 million, RMB2,867 million and RMB4,326 million, respectively. As at the Latest Practicable Date, the Company holds 207,451,915 shares of Jiaozuo Wanfang, representing 17.25% of total share capital of Jiaozuo Wanfang.

Based on the information currently available for the Company, the Company expects that the Share Transfer will constitute a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules, and is subject to the reporting and announcement requirements, but is exempt from shareholders' approval requirement. As at the Latest Practicable Date, the Company has not entered into any agreement in relation to the Share Transfer with any independent third party. Upon the agreement to be entered into between the Company and the independent third party in relation to the Share Transfer, the Company will comply with relevant disclosure requirements under Chapter 14 of the Hong Kong Listing Rules.

The plan of the Share Transfer will be subject to the information disclosure, consideration and approval as well as other procedures pursuant to the relevant requirements of SASAC, and will be submitted for consideration at the general meeting of the Company. Prior to the consideration and approval of the plan of the Share Transfer at the general meeting of the Company, it is possible for the Company to transfer part of the shares firstly in accordance with the relevant requirements of SASAC. This portion of the Shares to be transferred will not exceed the scale authorized by the Board. The Company recommends that the Shareholders consider and approve at the EGM to grant the authorization to the Board to adjust the specific plan of the Share Transfer with regard to the actual situation, and implement the Share Transfer pursuant to the relevant requirements of SASAC.

- 5 -

LETTER FROM THE BOARD

IV.	THE EGM

A notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Thursday, 26 February 2015 is set out at page 7 to page 8 of this circular.

The form of proxy for use at the EGM is enclosed. Whether or not you are attending the EGM in person, you are requested to complete and return the enclosed proxy form in accordance with the instructions printed thereon not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the EGM or any adjournment if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules, all votes at the EGM will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules after the EGM.

V.	CLOSURE OF H SHARE REGISTER OF MEMBERS

Pursuant to the provisions of the Articles of Association, the H Share Register of Members will be closed from Tuesday, 27 January 2015 to Thursday, 26 February 2015 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Monday, 26 January 2015 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the EGM and the H Shareholders Class Meeting, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 26 January 2015 for registration.

VI.	RECOMMENDATIONS

The Directors (including independent non-executive Directors) consider that the resolutions set out in the notice of the EGM are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the above proposed resolutions.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

* For identification purpose only

- 6 -

NOTICE OF 2015 FIRST EXTRAORDINARY GENERAL MEETING

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF THE 2015 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2015 First Extraordinary General Meeting (the "EGM") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Thursday, 26 February 2015 for the purposes of considering, and if thought fit, approving the following resolutions (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 13 January 2015 (the "Circular"):

ORDINARY RESOLUTIONS

1.	To consider and approve the resolution in relation to the election of Directors of the fifth session of the Board of the Company:

1.1	To consider and approve the resolution in relation to the election of Mr. Ge Honglin as an executive Director of the fifth session of the Board of the Company.

1.2	To consider and approve the resolution in relation to the election of Mr. Liu Caiming as a non-executive Director of the fifth session of the Board of the Company.

1.3	To consider and approve the resolution in relation to the election of Ms. Chen Lijie as an independent non-executive Director of the fifth session of the Board of the Company.

2.	To consider and approve the resolution in relation to the proposed transfer of all shares held by the Company in Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
13 January 2015

- 7 -

NOTICE OF 2015 FIRST EXTRAORDINARY GENERAL MEETING

Notes:

(a)	Details of the above resolutions are set out in the circular dated 13 January 2015 regarding the EGM.

(b)	Pursuant to the provisions of the Articles of Association, the H Share Register of Members will be closed from Tuesday, 27 January 2015 to Thursday, 26 February 2015 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Monday, 26 January 2015 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 26 January 2015 for registration.

(c)	Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slip for attending the EGM and return them to the Company's Secretary Office no later than 20 days before the date of the EGM, i.e. on or before Thursday, 5 February 2015.

Details of the Company's Board Office are as follows:

No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8161/8162
Fax: (8610) 8229 8158

(d)	Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)	To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)	Each holder of A Shares which is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (d) to (e) also apply to A Shareholders, except that the proxy form or other documents of authority must be delivered to the Company's Secretary Office, the address of which is set out in Note (c) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof, in order for such documents to be valid.

(g)	If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the EGM will be conducted by a poll. A cumulative poll shall be taken for the voting of resolution 1. On the election of directors or supervisors by a cumulative poll, the number of shares reported shall represent the votes entitled to cast for the election. For each group of the resolutions in relation to the election, the total number of votes to which the shareholders is entitled for each share held by himself / herself shall be equal to the number of resolutions within the corresponding group of resolutions. If a shareholder holds 100 shares of a listed company, and there are 3 proposed directors in total at the general meeting, the shareholder shall be entitled to a total number of 300 votes for each share held by himself / herself in respect of the group of board's resolutions on the election. Shareholders shall only vote in accordance with the limitation of number of votes in each group of resolutions. Shareholders may cast their votes at their own discretion by casting his / her vote on one candidate or in any combination. When the number of votes on the election exceeds 100 million votes, an on-site voting shall be conducted.

* For identification purpose only

- 8 -

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary